GREAT-WEST

# LIFECO INC.

July 18, 2008



08003880

Securities and Exchange Commission                                           *BY COURIER*
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

**SUPPL**

Dear Sirs:

**RE:   Great-West Lifeco Inc. (the "Corporation")**
**        Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

• Press Release dated July 17, 2008 announcing Great-West Lifeco to release second quarter results.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax:   (204) 946-4139

Encls.

**100 Osborne Street North**
**Winnipeg, Canada R3C 3A5  204-946-1190**

A member of the Power Financial Corporation group of companies.

N:\cm\Press Releases\Letters to U.S. Securities Commission - Press Releases .doc

L509-01/02

# GREAT-WEST
# LIFECO INC.

## R E L E A S E

TSX:GWO

### Great-West Lifeco to release second quarter 2008 results

*Winnipeg, July 17, 2008* . . . Great-West Lifeco Inc. will release its second quarter 2008 financial results on July 30, 2008.

The results will be discussed in a conference call and audio webcast hosted by company management at 3:00 p.m. (EDT) on July 30, 2008.

The one-hour call can be accessed by calling the following numbers:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

The presentation materials will be accessible on Great-West Lifeco's website following the release of the second quarter results, along with a printer-friendly version of the slide presentation at:
http://www.greatwestlifeco.com/english/presentations/30_07_08.html

A replay of the call will be available from July 30 – August 6, 2008 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3266277#). The archived webcast will be available from approximately 7:00 p.m. (EDT) on July 30, 2008 until July 30, 2009 on Great-West Lifeco's website at:
http://www.greatwestlifeco.com/english/presentations/30_07_08.html

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have more than $398 billion in assets under administration and are members of the Power Financial Corporation group of companies.

-end-

**For more information contact:**
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705